PETROBRAS ARGENTINA S.A.

Buenos Aires, October 28, 2016

Messrs.

COMISIÓN NACIONAL

DE VALORES

BOLSA DE COMERCIO

DE BUENOS AIRES

Re.: Relevant Event. Assignment of interest in Río Neuquén and Colpa and Caranda areas

Dear Sirs:

In my capacity as Responsible of Market Relations of Petrobras Argentina S.A. (the “Company” or “Petrobras”), this is to inform that according with the terms of our relevant event communication dated August 5 2016; yesterday, Petrobras Operaciones S.A., affiliated company of Petroleo Brasileiro S.A., accepted the offer of assignment from the Company of 33.6% of the Company´s interest in “Río Neuquén” Area and 100% of the rights and obligations under the Operating Agreement entered into by Petrobras Argentina Bolivia Branch and Yacimientos Petrolíferos Fiscales Bolivianos related to Colpa and Caranda areas in Bolivia.

                                                         Sincerely yours,

_____________________

María Agustina Montes

Responsible of Market Relations